EXHIBIT 99.1

STATEMENT UNDER OATH OF PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER REGARDING FACTS AND CIRCUMSTANCES RELATING TO EXCHANGE ACT FILINGS

I, B. THOMAS GOLISANO, state and attest that:

(1)   To the best of my knowledge, based upon a review of the covered reports of Paychex, Inc., and, except as corrected or supplemented in a subsequent covered report:

- no covered report contained an untrue statement of a material fact as of the end of the period covered by such report; and

- no covered report omitted to state a material fact necessary to make the statements in the covered report, in light of the circumstances under which they were made, not misleading as of the end of the period covered by such report.

(2)   I have reviewed the contents of this statement with Paychex' audit committee.

(3)   In this statement under oath, each of the following, if filed on or before the date of this statement, is a "covered report":

- Annual Report on Form 10-K for the fiscal year ended May 31, 2002, filed with the Securities and Exchange Commission on July 22, 2002.

Dated: August 6, 2002

/s/ B. Thomas Golisano
B. THOMAS GOLISANO
Chairman, President and
Chief Executive Officer
Paychex, Inc.

Subscribed and sworn to
before me this 6th day
of August, 2002.

/s/ Dana L. Bolia
Notary Public

My Commission Expires:

October 28, 2002 [Notary Seal]

3

STATEMENT UNDER OATH OF PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER REGARDING FACTS AND CIRCUMSTANCES RELATING TO EXCHANGE ACT FILINGS

I, JOHN M. MORPHY, state and attest that:

(1)   To the best of my knowledge, based upon a review of the covered reports of Paychex, Inc., and, except as corrected or supplemented in a subsequent covered report:

- no covered report contained an untrue statement of a material fact as of the end of the period covered by such report; and

- no covered report omitted to state a material fact necessary to make the statements in the covered report, in light of the circumstances under which they were made, not misleading as of the end of the period covered by such report.

(2)   I have reviewed the contents of this statement with Paychex' audit committee.

(3)   In this statement under oath, each of the following, if filed on or before the date of this statement, is a "covered report":

- Annual Report on Form 10-K for the fiscal year ended May 31, 2002, filed with the Securities and Exchange Commission on July 22, 2002.

Dated: August 6, 2002

/s/ John M. Morphy   Subscribed and sworn to
JOHN M. MORPHY   before me this 6th day
Vice President and   of August, 2002.
Chief Financial Officer
Paychex, Inc.

                                                                      /s/ Janis M. Shuler
                                                                      Notary Public

                                                                      My Commission Expires:

                                                                      November 12, 2005 [Notary Seal]

4